Mail Stop 3561

March 15, 2007

Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York 10166

      Re: Sequa Corporation
           File No. 1- 804
           Form 10-K: For the Year Ended December 31, 2005

Dear Ms. Costello:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Michael Fay
                  Branch Chief